

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

<u>Via E-mail</u>
Ryan C. Farris
President, Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48265

  Re: **Ally Auto Receivables Trust 2011-5**
     Form 10-K for the year ended December 31, 2013
     Filed March 28, 2014
     File No. 333-163392-11

     Ally Auto Receivables Trust 2012-1
     Form 10-K for the year ended December 31, 2013
     Filed March 28, 2014
     File No. 333-163392-12

     Ally Auto Receivables Trust 2012-3
     Form 10-K for the year ended December 31, 2013
     Filed March 28, 2014
     File No. 333-163392-14

     Ally Auto Receivables Trust 2012-4
     Form 10-K for the year ended December 31, 2013
     Filed March 28, 2014
     File No. 333-163392-15

     Ally Auto Receivables Trust 2012-SN1
     Form 10-K for the year ended December 31, 2013
     Filed March 28, 2014
     File No. 333-181915-02

Dear Mr. Farris:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel